UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35655

CAPITAL BANK FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

c/o First Horizon National Corporation

165 Madison Avenue

Memphis, Tennessee 38103

Tel: +(901) 523-4444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, First Horizon National Corporation, as successor by merger to Capital Bank Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2017

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ William C. Losch III
	Name:	William C. Losch III
	Title:	Executive Vice President and Chief Financial Officer

* Effective as of November 30, 2017, pursuant to an Agreement and Plan of Merger dated as of May 3, 2017 by and between First Horizon National Corporation (“First Horizon”), Capital Bank Financial Corp. (“Capital Bank Financial”) and Firestone Sub, Inc. (“Merger Sub”), Merger Sub merged with and into Capital Bank Financial, with Capital Bank Financial as the surviving corporation and a wholly-owned subsidiary of First Horizon. Immediately thereafter, Capital Bank Financial merged with and into First Horizon, with First Horizon surviving the merger.